CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2006 JUL 19 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1674/06/LTR

14 July 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

06015308

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 6 July 2006 (*Article in Business Times dated 6 July 2006 Headlined "Macquarie Fund in Talks to buy CDL Properties : Sources"*);
- 10 July 2006 (*Registration of Prospectus of CDL Hospitality Trusts*);
- 10 July 2006 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on the Registration of Prospectus of CDL Hospitality Trusts*); and
- 11 July 2006 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*).

Yours faithfully

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

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Miscellaneous	RECEIVED
* Asterisks denote mandatory information	

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	06-Jul-2006 18:50:12
Announcement No.	00118

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	ARTICLE IN BUSINESS TIMES DATED 6 JULY 2006 HEADLINED "MACQUARIE FUND IN TALKS TO BUY CDL PROPERTIES: SOURCES"

Description

The Board of Directors of City Developments Limited (the "Company") refers to the Business Times article headlined "Macquarie fund in talks to buy CDL properties: sources" published on 6 July 2006 (the "Article").

The Board of Directors wishes to inform shareholders of the Company that the Company has, from time to time, received numerous indications of interest from third parties, including global funds and international investors, with regard to its portfolio of commercial properties.

With improving rental rates for the office market, the growing appetite for REIT offerings and upward trend in prices for office buildings, the Group is in the midst of re-evaluating the merits and feasibility of various commercial opportunities, including REIT transactions, involving the Group's existing asset portfolio. The Group is continuously reviewing and engaging in discussions with various third parties with regard to its existing asset portfolio and will take into consideration the upward trend in commercial property prices in arriving at a decision. Having placed no time frame for its decision, the Group will consider all options available before making a decision, and until an agreement has been reached, the Group is unable to make any comment.

The Board of Directors wishes to assure shareholders that appropriate announcements will be made if and when any firm agreement has been reached.

By Order of the Board
Shufen Loh @ Catherine Shufen Loh
Company Secretary
6 July 2006

Attachments:

Total size = **0**
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	10-Jul-2006 12:45:59
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Registration of Prospectus of CDL Hospitality Trusts
Description	Please find attached the announcement relating to the above.
Attachments:	Registration_Prospectus.pdf Total size = **32K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)
(Registration No: 196300316Z)

ANNOUNCEMENT

REGISTRATION OF PROSPECTUS OF CDL HOSPITALITY TRUSTS

Further to our earlier announcement dated 13 June 2006 in relation to the lodgement of CDL Hospitality Trusts' preliminary prospectus with the Monetary Authority of Singapore ("**MAS**") in connection with its proposed initial public offering and the subsequent announcement on 23 June 2006 by our 53% owned subsidiary, Millennium & Copthorne Hotels plc ("**M&C**"), that the preliminary prospectus had been amended and lodged with the MAS, we are pleased to announce that the manager of CDL Hospitality Real Estate Investment Trust ("**H-REIT**"), being M&C REIT Management Limited (the "**H-REIT Manager**"), and the trustee-manager of CDL Hospitality Business Trust ("**HBT**"), being M&C Business Trust Management Limited (the "**HBT Trustee-Manager**"), have today registered the final prospectus of CDL Hospitality Trusts with the MAS.

CDL Hospitality Trusts is a stapled group comprising H-REIT, a real estate investment trust and HBT, a business trust. The H-REIT Manager and the HBT Trustee-Manager are making an initial public offering (the "**Offering**") of 425.0 million stapled securities in CDL Hospitality Trusts ("**Stapled Securities**"), with M&C as the sponsor of the Offering.

The Offering consists of (i) an international placement of 410.0 million Stapled Securities to investors, including institutional and other investors in Singapore, of which 12.5 million Stapled Securities have been reserved for subscription by the directors, management, employees and business associates of M&C and persons who have contributed to the success of the Offering, and (ii) an offering of 15.0 million Stapled Securities to the public in Singapore, subject to reallocation.

The issue price of each Stapled Security under the Offering has been fixed at S$0.83 per Stapled Security (the "**Offering Price**") upon agreement between DBS Bank Ltd ("**DBS Bank**"), BNP Paribas Peregrine (Singapore) Ltd ("**BNP Paribas Peregrine**"), BNP Paribas (acting through its Singapore Branch) ("**BNP Paribas**"), M&C, the H-REIT Manager and the HBT Trustee-Manager. DBS Bank is the joint financial advisor, global coordinator, underwriter and bookrunner in relation to the Offering. BNP Paribas Peregrine is the joint financial advisor, global coordinator and bookrunner in relation to the Offering, while BNP Paribas is the joint underwriter. BNP Paribas Peregrine is a wholly owned subsidiary of BNP Paribas.

Separate from the Offering, M&C will, through an indirect wholly-owned subsidiary, Hospitality Holdings Pte. Ltd., hold 273.0 million Stapled Securities (constituting approximately 39.1% of the total number of Stapled Securities expected to be in issue immediately after completion of the Offering).

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong

Company Secretaries

10 July 2006

IMPORTANT NOTICE

This Announcement is made in reliance on sections 282L(9)(a) and 300(4)(a) of the Securities and Futures Act, Chapter 289 of Singapore and does not constitute an offer, invitation or solicitation of securities in any jurisdiction.

The information in this Announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the prospectus which has been registered with the MAS on 10 July 2006 in relation to the Offering (the "**Prospectus**"). The Offering is made by the H-REIT Manager as manager of H-REIT and the HBT Trustee-Manager as trustee-manager of HBT. H-REIT and HBT collectively comprise CDL Hospitality Trusts.

Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CDL Hospitality Trusts. A potential investor should read the Prospectus, before deciding whether to subscribe for or purchase the Stapled Securities. The Prospectus may be obtained on request, subject to availability, from any branch of DBS Bank Ltd (including POSB), BNP Paribas, Singapore Branch as well as from certain members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore during normal office hours. Anyone wishing to acquire the Stapled Securities will need to make an application in the manner set out in the Prospectus.

The value of the Stapled Securities and the income derived from them may fall as well as rise. The Stapled Securities are not obligations of, deposits in, or guaranteed by, the H-REIT Manager, DBS Trustee Limited (the "**H-REIT Trustee**"), the HBT Trustee-Manager, DBS Bank, BNP Paribas, BNP Paribas Peregrine, M&C, the Company or any of their respective affiliates. An investment in the Stapled Securities is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the H-REIT Manager and the HBT Trustee-Manager redeem or purchase their Stapled Securities while the Stapled Securities are listed. It is intended that holders of the Stapled Securities may only deal in their Stapled Securities through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Stapled Securities on the SGX-ST does not guarantee a liquid market for the Stapled Securities.

The Stapled Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act ("Regulation S")). The Stapled Securities are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	10-Jul-2006 17:45:49
Announcement No.	00065

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on the Registration of Prospectus of CDL Hospitality Trusts
Description	Please refer to the attached announcement issued by Millennium & Copthorne Hotels plc on 10 July 2006.
Attachments:	RegistrationAnnouncement100706.pdf Total size = **21K** (2048K size limit recommended)

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10 July 2006

MILLENNIUM & COPTHORNE HOTELS PLC
("the Company")

ANNOUNCEMENT

REGISTRATION OF PROSPECTUS OF CDL HOSPITALITY TRUSTS

Further to our earlier announcements dated 13 June 2006 and 23 June 2006 in relation to the lodgement of CDL Hospitality Trusts' preliminary prospectus and amended preliminary prospectus respectively with the Monetary Authority of Singapore ("**MAS**") in connection with its proposed initial public offering, we are pleased to announce that the manager of CDL Hospitality Real Estate Investment Trust ("**H-REIT**"), being M&C REIT Management Limited (the "**H-REIT Manager**"), and the trustee-manager of CDL Hospitality Business Trust ("**HBT**"), being M&C Business Trust Management Limited (the "**HBT Trustee-Manager**"), have today registered the final prospectus of CDL Hospitality Trusts with the MAS.

CDL Hospitality Trusts is a stapled group comprising H-REIT, a real estate investment trust and HBT, a business trust. The H-REIT Manager and the HBT Trustee-Manager are making an initial public offering (the "**Offering**") of 425.0 million stapled securities in CDL Hospitality Trusts ("**Stapled Securities**"), with the Company as the sponsor of the Offering. The Offering consists of (i) an international placement of 410.0 million Stapled Securities to investors, including institutional and other investors in Singapore, of which 12.5 million Stapled Securities have been reserved for subscription by the directors, management, employees and business associates of the Company and persons who have contributed to the success of the Offering, and (ii) an offering of 15.0 million Stapled Securities to the public in Singapore, subject to reallocation.

The issue price of each Stapled Security under the Offering has been fixed at S$0.83 per Stapled Security (the "**Offering Price**") upon agreement between DBS Bank Ltd ("**DBS Bank**"), BNP Paribas Peregrine (Singapore) Ltd ("**BNP Paribas Peregrine**"), BNP Paribas (acting through its Singapore Branch) ("**BNP Paribas**"), the Company, the H-REIT Manager and the HBT Trustee-Manager. DBS Bank is the joint financial advisor, global coordinator, underwriter and bookrunner in relation to the Offering. BNP Paribas Peregrine is the joint financial advisor, global coordinator and bookrunner in relation to the Offering, while BNP Paribas is the joint underwriter. BNP Paribas Peregrine is a wholly owned subsidiary of BNP Paribas.

Separate from the Offering, the Company will, through an indirect wholly-owned subsidiary, Hospitality Holdings Pte. Ltd., hold 273.0 million Stapled Securities (constituting approximately 39.1% of the total number of Stapled Securities expected to be in issue immediately after completion of the Offering).

ENQUIRIES

Millennium & Copthorne Hotels plc
Robin Lee, Senior Vice President Finance +44 (0) 20 7872 2444

Financial Dynamics
Ben Foster/Charles Watenphul +44 (0) 20 7831 3113

IMPORTANT NOTICE

This Announcement does not constitute an offer, invitation or solicitation of securities in any jurisdiction.

The information in this Announcement is qualified in its entirety by, and should be read in conjunction with, the full text of the prospectus which has been registered with the MAS on 10 July 2006 in relation to the Offering (the "**Prospectus**"). The Offering is made by the H-REIT Manager as manager of H-REIT and the HBT Trustee-Manager as trustee-manager of HBT. H-REIT and HBT collectively comprise CDL Hospitality Trusts.

Predictions, projections or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of CDL Hospitality Trusts. A potential investor should read the Prospectus, before deciding whether to subscribe for or purchase the Stapled Securities. The Prospectus may be obtained on request, subject to availability, from any branch of DBS Bank Ltd (including POSB), BNP Paribas, Singapore Branch as well as from certain members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore during normal office hours. Anyone wishing to acquire the Stapled Securities will need to make an application in the manner set out in the Prospectus.

The value of the Stapled Securities and the income derived from them may fall as well as rise. The Stapled Securities are not obligations of, deposits in, or guaranteed by, the H-REIT Manager, DBS Trustee Limited (the "**H-REIT Trustee**"), the HBT Trustee-Manager, DBS Bank, BNP Paribas, BNP Paribas Peregrine, the Company or any of their respective affiliates. An investment in the Stapled Securities is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the H-REIT Manager and the HBT Trustee-Manager redeem or purchase their Stapled Securities while the Stapled Securities are listed. It is intended that holders of the Stapled Securities may only deal in their Stapled Securities through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Stapled Securities on the SGX-ST does not guarantee a liquid market for the Stapled Securities.

The Stapled Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act ("Regulation S")). The Stapled Securities are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S.

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-Jul-2006 17:10:34
Announcement No.	00030

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	11-07-2006
2.	Name of Substantial Shareholder *	Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group (Refer to Annex A)

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share	

paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	07-07-2006
2.	The change in the percentage level	From 5.9822 % To 6.0189 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	54,396,388
As a percentage of issued share capital	0 %	5.9822 %
No. of shares held after the change	0	54,730,388
As a percentage of issued share capital	0 %	6.0189 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary share is based on 909,301,330 issued ordinary shares as at 7 July 2006.

Attachments:

ANNEX_A.pdf
Total size = **12K**
(2048K size limit recommended)

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ANNEX A

1. Aberdeen Asset Management Asia Limited
2. Aberdeen Asset Management Limited
3. Aberdeen Asset Management, Inc
4. Aberdeen Asset Managers Limited
5. Aberdeen International Fund Managers Limited
6. Aberdeen Unit Trust Managers Limited
7. Edinburgh Fund Managers plc
8. Aberdeen Asset Management Sdn Bhd
9. Aberdeen Fund Management Limited – formerly known as Deutsche Asset Management Limited